UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CANCELLATION OF EXTRAORDINARY GENERAL MEETING SCHEDULED ON 18 SEPTEMBER 2024

The board of directors (the “Board” or the “Directors”) of Genius Group Limited (the “Company”) refers to the Company’s Notice of Extraordinary General Meeting dated 16 August 2024 (“Notice of EGM”) convening an extraordinary general meeting to be held on 18 September 2024 at 4:00 PM (Singapore time) at Genius Central Singapore Pte Ltd, 7 Amoy Street #01-01 Far East Square Singapore 049949 (“EGM”) in relation to the Proposed Share Consolidation, as detailed in the Notice of EGM (all capitalized terms used and not defined herein are used as defined in the aforementioned Notice).

Upon further deliberation and following consideration of the feedback received from certain of the Company’s stakeholders, the Board has decided not to proceed with the Proposed Share Consolidation for the time being.

Accordingly, the Company wishes to withdraw its Notice of EGM, and shareholders of the company (“shareholders”) are to note that as at the date of this announcement, the EGM that was intended to be convened on 18 September 2024 has been cancelled.

Shareholders should take note that proxy forms already submitted in relation to the EGM will be cancelled.

Shareholders are advised to read this announcement and any further announcements by the Company carefully. Shareholders should consult their stockbrokers, bank managers, solicitors or other professional advisors if they have any doubt about the actions they should take.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: September 16, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)